MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended

December 31, 2008

Management’s Discussion and Analysis for the year ending December 31, 2008

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying audited Consolidated Financial Statements, which have been re-filed on July 27, 2009 to reflect the change in reporting currency and Annual Information Form for the year ended December 31, 2008 and the audited Consolidated Financial Statements for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com. This MD&A is current as of March 6, 2009.

Change in Reporting Currency

Prior to 2009, the Company’s consolidated financial statements were reported in Canadian dollars, and effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts in U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated in U.S. dollars at the United States/Canadian dollar exchange rate in effect at each reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. The change in reporting currency is reflected in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity. The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a $171,104 adjustment to AOCI

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in U.S. dollars unless otherwise indicated.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin

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Management’s Discussion and Analysis for the year ending December 31, 2008 calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”) are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s property is in the development stage and is thus non-producing and consequently does not generate any operating income or cash flows from operations. Augusta depends entirely on equity and debt capital to finance its activities.

Augusta’s Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometers southeast of Tucson, Arizona situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mine-able copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta delivered a mineral resource estimate for Rosemont in the first quarter of 2007 and completed a Feasibility Study (“FS”) in August 2007. Subsequent to December 31, 2008, the Company received an update of the FS which reconfirms Rosemont as an economically robust open pit copper/molybdenum mine with low development risk at current metal prices. Please refer to the Company’s news release dated January 15, 2009 for a summary of the updated FS.

Drilling Program
In October 2007, Augusta embarked on a regional drilling program near the Rosemont property. The program combined airborne and ground-based geophysical surveys with a minimum of 15,000 feet (4,570 meters) of diamond drilling to target potential conversion of waste to ore from the northern part of the existing Rosemont open-pit mineable reserve.

Geological mapping and sampling taken around the Rosemont orebody identified several very promising new drilling targets. The surface work, integrated with drill results from both historical drilling and Augusta’s recent drilling, has significantly advanced the understanding of fault displacements on rock units, rock alteration and mineralization. These advances show that faulting has apparently displaced the yet-unexplored western extension of the Rosemont Cu-Mo-Ag deposit approximately 4,500 feet (1,400 meters) to the north.

Early in April 2008, Augusta announced the initial drill results from Phase 1 of the drilling program. The assay results were from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design.

The Phase 1 drilling program focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program focused on infill drilling to accomplish the definition of an expanded mineral resource

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Management’s Discussion and Analysis for the year ending December 31, 2008 and mineral reserve update and was completed during the third quarter of 2008. The updated mineral resource calculation for Rosemont announced in October 2008 includes the positive results of this program.

Recent Developments

Updated Mineral Resource Estimate
In October 2008 Augusta completed an updated mineral resource estimate showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent. This represented a 5% increase over the previous resource calculation that had been completed in the first quarter of 2007. The associated inferred resource increased by 14% on the basis of an additional 268 million pounds of copper equivalent. This updated resource estimate incorporated results from 20 new core holes drilled in 2008, as well as the sampling of 10 previously un-sampled geotechnical holes from 2006. The new drilling information also contributed to a greater understanding of the geology of the deposit that has identified a zone of partial oxidation, consisting of mixed secondary oxides, primary and secondary sulfides, which have been delineated and separated out for the new mineral resource tabulation. The mixed material occurs along a structural zone in the northwest deposit area.

TABLE 1: Rosemont Measured & Indicated Mineral Resources

Cutoff (% copper)	Tons (millions)	Copper (%)	Molybdenum (%)	Silver (oz/t)	% Copper Equivalent	Copper (millions of pounds)	Molybdenum (millions of pounds)	Silver (millions of ounces)	Copper equivalent (millions of pounds)
Measured Mineral Resources
Oxides: 0.10	21.6	0.20	---	---	0.20	85	---	---	85
Mixed: 0.25	4.7	0.67	0.007	0.08	0.80	63	0.7	0.4	75
Sulfides:0.20	119	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
Indicated Mineral Resources
Oxides: 0.10	81.7	0.20	---	---	0.20	332	---	---	332
Mixed: 0.25	32.2	0.51	0.005	0.05	0.59	326	3.2	1.5	383
Sulfides:0.20	405	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
Measured + Indicated Mineral Resources
Oxides: 0.10	103.4	0.20	---	---	0.20	417	---	---	417
Mixed: 0.25	36.9	0.53	0.005	0.05	0.62	389	3.9	1.9	458
Sulfides:0.20	524	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940

TABLE 2: Rosemont Inferred Mineral Resources

Cutoff (% Cu)	Tons (millions)	Copper (%)	Molybdenum (%)	Silver (oz/t)	% Copper Equivalent	Copper (millions of pounds)	Molybdenum (millions of pounds)	Silver (millions of ounces)	Copper equivalent (millions of pounds)
Inferred Mineral Resources
Oxides: 0.10	30.4	0.24	---	---	0.24	147	---	---	147
Mixed: 0.25	14.5	0.42	0.004	0.02	0.48	121	1.2	0.2	139
Sulfides: 0.20	161	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880

For both tables:
Mineral resource reported within a revised resource pit shell.
Copper equivalence is based on prices of $1.25/lb copper, $18.00/lb molybdenum, and $8.50/oz silver, with no applied recovery factors.

The new measured and indicated oxide mineral resource added 29 million tons, an increase of 39% to the previously calculated resource, at about the same grade of 0.20% copper. This represents an increase of 120 million pounds of copper. The inferred oxide mineral resource copper content increased by 21%.

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Management’s Discussion and Analysis for the year ending December 31, 2008

The new measured and indicated sulfide plus mixed resource added 18 million tons or 3% to the previously calculated resource, at about the same grade of 0.50% copper. This represents an increase of 266 million pounds of copper equivalent. The sulfide plus mixed summation includes mixed mineral resources of 37 million tons at a 0.53% copper grade, containing a total of 458 million pounds of copper equivalent. Inferred total sulfide (sulfide + mixed) pounds of copper equivalent increased by 14%.

Updated Mineral Reserve Estimate
In November 2008 Augusta completed an update of Rosemont’s proven and probable mineral reserve estimate, which totaled 616.32 million tons of ore (including oxide and sulfide). This represented a 14% increase over the previous reserve estimate, which had been completed in August 2007 as part of the FS.

Classification	Sulfides					Oxides
	Tons (millions)	NSR ($/ton)	Copper (%)	Molybdenum (%)	Silver (oz/t)	Tons (millions)	NSR ($/ton)	Copper (%)
Proven	142.00	14.19	0.48	0.015	0.13	16.25	3.91	0.18
Probable	404.34	13.13	0.44	0.015	0.11	53.73	3.77	0.17
Total	546.34	13.41	0.45	0.015	0.12	69.98	3.80	0.17

The proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit totaled 546.34 million tons grading 0.45% copper, 0.015% molybdenum and 0.12 ounces per ton silver, a 53.61 million tons (11%) increase in sulfide ore reserves. Included in the sulfide material is 13.25 million tons of mixed transitional material containing sulfides and oxides, which will be treated as sulfide and processed through the mill. Proven and probable oxide reserves increased from 49.5 million tons grading 0.18% copper to 70.0 million tons grading 0.17% copper, an increase of 20.53 million tons (42%) in oxide ore reserves.

The ultimate pit contains 616.32 million tons of mineral reserves and 1.23 billion tons of waste resulting in a 16% decrease in the strip ratio to 2:1 (tons waste per ton of ore) from approximately 2.38:1 in the August 2007 feasibility study. The mineral reserves were calculated from an update of the block model from 20 new core holes and the sampling of 10 previously un-sampled geotechnical holes. The new reserve calculation does not affect the design plan or disturbance footprint in the current mine plan of operations that is being reviewed by the United States Forest Service (“USFS”) under the National Environmental Policy Act (“NEPA”).

Augusta contracted Moose Mountain Technical Services of British Columbia, Canada to calculate the updated mineral reserve estimate. The work was performed under the direction of Mr. Robert Fong, P.Eng., of Moose Mountain Technical Services. He is a registered professional engineer with the province of Alberta and is an Independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Metallurgical Update
Flotation test work has continued since the publication of previous results in the August 2007 FS. This program has utilized a representative composite sample approximating the first three years of mine production prepared from the drill hole samples.

The aim of the test work for the three-year mine composite (comprised of material that would be processed in the first three years of operation) was firstly to vary the operating conditions in the flotation circuit to optimize and improve the recoveries for copper, molybdenum and silver; secondly to produce concentrate samples for marketing purposes; and finally to produce tailings samples for further filtration characterization test work for the final engineering design. The results, using a newly developed set of reagents, have been encouraging to date and have produced the following overall recovery ranges for the individual metals: molybdenum 70% to

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Management’s Discussion and Analysis for the year ending December 31, 2008

75%, silver 78% to 80% and copper 84% to 86%. This compares with August 2007 FS recovery estimates of molybdenum 56%, silver 78% and copper 84%.

Updated Feasibility Study

Subsequent to year-end, Augusta completed an update of the August 2007 BFS in January 2009. The Updated Feasibility Study re-confirmed Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The Updated Feasibility Study concluded that Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

The Updated Feasibility Study and related technical report were prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona under the supervision of Dr. Conrad Huss, P.E., an independent Qualified Person under the standards set forth under NI 43-101.

Financial Highlights (millions of US dollars)

	Base Case (60/40 split)	Historical 36 Months	Long-term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback years	3.1	2.3	5.0
Cash costs ($/lb Cu net of by product)	$0.46	$0.32	$0.62

Base Case – 60/40 weighted average pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. As of the end of December 2008, these values are $2.47 per pound (lb) copper (Cu), $22.70/lb molybdenum (Mo), $12.40 per ounce (oz) silver (Ag), and $784.65/oz gold (Au).

Case 2 – 36-month historical pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $3.14/lb Cu, $29.05/lb Mo, $13.32/oz Ag, and $723.48/oz Au.

Case 3 – Long-term metal pricing: Long-term fixed prices of $1.85/lb Cu, $15.00/lb Mo, and $12.00/oz Ag and $750.00/oz Au was used.

Using long-term metal pricing of $1.85 per pound of copper, $15 per pound of molybdenum, and $12 per ounce of silver, the project would generate a net present value (NPV) (5%) of approximately $1.2 billion with an internal rate of return (IRR) of 17.8% and a payback of 5 years on an after-tax basis.

Rosemont’s mine life based on the current mineral reserve estimate is 21 years, with anticipated cathode production commencing in Q4 2011 and concentrate production anticipated in Q1 2012. The 75,000-ton per day mining and milling process will be a conventional modern hard rock open pit operation with a sulfide copper concentrator plant and a heap leach SX-EW plant for the treatment of oxide ore. Annual production is expected to total 221 million pounds of copper (for the first eight years), 4.7 million pounds of molybdenum, 2.4 million ounces of silver and approximately 15 thousand ounces of gold as a by-product credit.

Direct capital costs are estimated at $712.7 million, with indirect costs of $184.5 million associated with engineering, procurement and construction management, commissioning, spare parts, contingency and owner’s costs. Total project capital costs are estimated at $897.2 million.

Cash costs are estimated at $0.62 per pound of copper, net of by-product credits. Average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include drilling, blasting, loading, hauling, road and dump maintenance and general mining. Mill process operating costs average $3.34 per ton of mill ore, which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and

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Management’s Discussion and Analysis for the year ending December 31, 2008 dewatering, tailings disposal and mill ancillary services. General and administrative costs are $0.27 per ton of mill ore.

Permitting
In July 2007 Augusta formally filed the Mine Plan of Operations (“MPO”) with the USFS. The detailed plan for Augusta’s Rosemont copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

  Significant Economic Benefits – The Rosemont project is expected to produce 221 million pounds of copper per year (for the first eight years), along with significant amounts of molybdenum and silver. The Rosemont project alone may produce 10% of the entire US copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

  Water Conservation – The Rosemont project design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project (“CAP”) water is already being purchased and stored in advance. The Rosemont project will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at the Rosemont project will save 50 to 60% of the total water used in traditional mining.

  Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum re-vegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

  Community Conservation – At the end of the estimated 20 years of production, Rosemont will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Water conservation is one of the most important components of Augusta’s plan to operate Rosemont. By the end of 2008, a total of 30,000 acre feet of water delivered by the CAP had been stored in the Tucson active management area basin bringing the level stored for Rosemont to a five-year operating supply. The stored water will be used in the future for mining and plant operations at Rosemont.

Using the MPO as a basis for permitting, the NEPA process was officially launched during the first quarter of 2008 when both the USFS and the Bureau of Land Management (“BLM”) made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an Environmental Impact Statement (“EIS”) under federal law.

Significant progress was made in advancing Rosemont’s permitting plan during the year ending 2008 including:

  Completion of an extended scoping comment period by the US Forest Service;

  Initiation of detailed mitigation planning by Rosemont;

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Management’s Discussion and Analysis for the year ending December 31, 2008

  Modification of the Memorandum of Understanding (“MOU”) between the USFS and Rosemont;

  A revised schedule from the US Forest Service for the EIS and issuance of the Record of Decision;

  Acceptance of the Rosemont Mine Land Reclamation Plan as administratively complete by the Arizona State Mine Inspector; and

  Completion of a groundwater monitoring well system around the proposed Rosemont project site.

The revised EIS timeline issued by the USFS sets out detailed specific steps in the process and calls for a Record of Decision on Rosemont in July 2010. This is positive news for the project as the new schedule includes the US Forest Service Regional Office review of each step in the process, includes additional public participation in the form of working groups, and for the first time sets a date for the Record of Decision.

Applications for operation permits were initiated after submittal of the Mine Plan of Operations. One of these, the 20-year groundwater withdrawal permit, was approved and issued by Department Water Resources in early 2008.

Five additional major approvals are required before construction can begin. The first of the five is an approval of an Arizona State Mine Inspector Mine Reclamation Plan. The Plan was approved as administratively complete during the fourth quarter of 2008 and awaits technical review and public comment. Action on the Reclamation Plan is expected to be completed during the second half of 2009.

The second of the five is the State Aquifer Protection Permit (APP); an application has been prepared and is in final internal review prior to submittal first quarter 2009. Processing and public notice of the APP are expected late 2009. The third is the Air Emissions Permit; this application will be submitted following completion of basic engineering in the second quarter 2009. Under this schedule, the state and county permits can be anticipated by first quarter 2010.

The fourth of the major approvals is the Army Corps of Engineers Section 404 permit. The process has been initiated with the agency; the Section 404 permit requires completion of the EIS prior to final action. The federal EIS public scoping process has been completed; the Draft EIS is scheduled to be released by the US Forest Service in November 2009. The Section 404 permit will follow this same schedule. The final operations approval is the Record of Decision by the Forest Service. A written memorandum of understanding between Rosemont and the Coronado Forest schedules completion of the Final EIS and Record of Decision in July 2010.

Rosemont Property
As at December 31, 2008, the Company had spent $26,468,366 on mineral property expenditures, including the purchase of land to be used in the implementation of Augusta’s water strategy and $51,117,552 on deferred development expenditures.

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Management’s Discussion and Analysis for the year ending December 31, 2008

As at December 31, 2008, Augusta’s capitalized costs on its mining assets were as follows:

	Mineral properties costs		Deferred development costs
	December 31	December 31	December 31	December 31
Mineral properties and deferred development	2008	2007	2008	2007
Rosemont, Sanrita, Dawson and Wilmot properties	$26,468,366	$24,164,269	$51,117,552	$26,363,283

Mineral properties costs:	2008	2007
Balance, beginning of period	$24,164,269	$20,921,622
Acquisition costs (1)	2,304,097	3,242,647
Balance, December 31, 2008 and 2007	26,468,366	24,164,269

Deferred development costs:
Balance, beginning of period	26,363,283	13,572,233
Work program expenditures (2)	24,336,715	12,791,050
Stock based compensation	417,554	-
Balance, December 31, 2008 and 2007	51,117,552	26,363,283

Total mineral properties and deferred development costs	$77,585,918	$50,527,552

(1) Property acquisition costs for the location of water well fields and pump stations: in January 2008 Augusta purchased a 20-acre land parcel for $1,204,835. In March 2008 the Company entered into a contract for the purchase of an additional 20-acre land parcel, which is conditional upon certain events. The contract required the payment of a non-refundable deposit of $100,000 and upon closing will require the payment of an additional $489,000. Closing will occur 25 days after both: title of the property being established to the Company's satisfaction; and legal physical access to the property, acceptable to the Company is granted. If either of the above two conditions are not met Augusta can elect not to proceed with the purchase. In September 2008 Augusta purchased an 80-acre land parcel for $950,000. In total, Augusta had spent $2,304,097 during 2008 (2007 - $3,242,647) acquiring additional land surrounding the Rosemont property.

(2) Work program expenditures include geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Financing
On June 17, 2008 Augusta announced that Rosemont had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide $40,000,000 to be drawn down by Rosemont over the 12-month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the Rosemont common shares and against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Subsequently, Sumitomo’s rights expired unexercised.

On October 31, 2008 Augusta signed a letter of intent with Silver Wheaton Corporation (“Silver Wheaton”) regarding a new silver purchase agreement. The new letter supersedes the December 19, 2007 letter of intent between the two companies. With the January 2009 completion of the Updated Feasibility Study, Silver Wheaton and Augusta intend to discuss an efficient structure

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Management’s Discussion and Analysis for the year ending December 31, 2008 for a transaction between them. Both companies consider it to be in their best interest to negotiate a new agreement based on a percentage of silver to be determined by the revised resource estimate in the Updated Feasibility Study.

Discontinued Operations
In November 2007, Augusta entered into a definitive agreement for the sale of the common shares of DHI Minerals Ltd (“DHI Minerals“) whose wholly owned subsidiary DHI Minerals (US) Ltd. (“DHI Minerals US”) holds the ownership/option interests in the mining properties in White Pine County, Nevada. Regulatory approval was received in late February, the transaction with Ely Gold & Minerals Inc. (“Ely”) (formerly known as Ivana Ventures Inc.) closed on February 29, 2008 completing the sale of Augusta’s interest in the Mount Hamilton, Shell and Monte Cristo properties.

Subsequent Event
In January 2009, Augusta reached an agreement with ASARCO LLC that fully resolves the lawsuit ASARCO filed against Augusta and other defendants on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding pending in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which Augusta acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004.

In the settlement, ASARCO will receive from Augusta the sum of $250,000 cash during the first quarter of 2009, in addition to sums the other defendants will pay. Also, once commercial mine operations commence at the Rosemont property, Augusta will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement agreement, Augusta has the right of a pre-production, pre-payment option for these annual payments at the net present value of the aggregate annual payments, using an agreed 18% discount rate. Should Augusta elect this option during the calendar year 2009, it will pay ASARCO the stated value of $2.6 million. It may elect to exercise this option at any time up to and during mine production.

The settlement removes significant uncertainty surrounding Augusta’s efforts to advance and develop the Rosemont property. Management’s believes ASARCO’s complaint was unfounded as Augusta purchased the property in good faith and is confident the court ultimately would have vindicated Augusta’s position. However, resolving the matter through continued litigation could have taken months or years and potentially cost the Company several millions of dollars in court fees, experts, and other expenses. As such, management is pleased to have resolved the matter and has accrued $2,600,000 relating to this settlement.

Management Changes
Augusta made a number of management appointments in 2008 to strengthen the Company’s ability to advance the Rosemont project toward development. In January Rod Pace was appointed Vice President, Operations. Mr. Pace has more than 28 years experience in mine development and operations, working in a broad range of executive and management positions.

In November 2008 Augusta appointed Mr. Raghunath (Raghu) Reddy to the position of Senior Vice President & Chief Financial Officer. Mr. Reddy had served as Vice-President, Finance with the Company for the previous year and has more than 26 years experience in the development and financing of mining, power generation and infrastructure projects both domestically and internationally. Mr. Reddy replaced Mr. Bruce Nicol, who held the position since 2006 and resigned effective December 1, 2008 to pursue other interests.

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Management’s Discussion and Analysis for the year ending December 31, 2008

Also in November, Augusta announced the promotion of Mr. Mark Stevens to the position of Vice-President, Exploration. Mr. Stevens had been with the Company for two years as Chief Geologist and has more than 27 years of technical and managerial experience in the exploration, evaluation, and mining of base and precious metals. Mr. Stevens replaced Dr. Michael Clarke, who left the Company to continue his past work in global grass roots exploration programs.

Board Appointment
In September 2008, Augusta announced the appointment of Tim C. Baker to its Board of Directors. Mr. Baker is currently the Executive Vice President and Chief Operating Officer of Kinross Gold Corporation. In 2006 he joined Kinross after a lengthy career with Placer Dome, where he served in several key roles including Executive General Manager of Placer Dome Chile, and Senior Vice President of the copper producing Compania Minera Zaldivar.

Results of Operations

	2008	2007	Change

EXPENSES
Legal fees	$3,066,640	$864,478	$(2,202,162)
Salaries and benefits	2,728,804	1,804,875	(923,929)
Stock based compensation	2,378,054	1,638,728	(739,326)
Consulting and communication	769,459	255,119	(514,340)
Other expenses (net)	507,526	227,262	(280,264)
Travel	447,766	292,366	(155,400)
Office and sundry	297,491	130,399	(167,092)
Accounting and audit	246,518	75,101	(171,417)
Insurance	159,175	100,944	(58,231)
Recruitment fees	161,622	34,096	(127,526)
Rent	150,018	48,907	(101,111)
Investor relations	146,297	259,956	113,659
Filing and regulatory	151,813	174,839	23,026
Directors fees	134,823	59,184	(75,639)
Amortization	87,894	33,311	(54,583)
Fiscal and advisory services	25,573	25,142	(431)
Exploration expense	-	321,712	321,712
Loss from operations	(11,459,473)	(6,346,419)	(5,113,054)

Interest and other income (net)	80,425	768,070	(687,645)
Litigation settlement	(2,626,004)	-	(2,626,004)
Foreign exchange (loss) gain	2,172,298	(240,479)	2,412,777
Interest and finance charges	(239,005)	(169,742)	(69,263)
Debt issuance costs	-	-	-

LOSS FROM CONTINUING OPERATIONS	(12,071,759)	(5,988,570)	(6,083,189)
Gain (loss) from discontinued operations, net of tax	543,177	(1,664,213)	2,207,390

NET LOSS FOR THE YEAR	$(11,528,582)	$(7,652,783)	$(3,875,799)

Comparison of the years ending December 31, 2008 and 2007

Loss from operations for the year ending December 31, 2008 was $11,459,473, an increase of $5,113,054 from 2007. Net loss for the year was $11,528,582, an increase of $3,875,799 from the prior year. The significant increase in the loss is largely due to legal costs associated with the ASARCO litigation defense and settlement award, and increased expenditures reflecting a higher level of corporate and project development activity that Augusta has undertaken over the past

Augusta Resource Corporation	11

Management’s Discussion and Analysis for the year ending December 31, 2008 year. Some of the expenditure categories have increased in 2008 as the 2007 comparative reflects the net accumulated expenditures for DHI Minerals as discontinued operations following the signing of an agreement to sell DHI Minerals to Ely.

The significant increase in legal fees is due primarily to the litigation expense associated with Augusta defending its property ownership challenged by the ASARCO creditors. Legal fees for the ASARCO legal defense increased $2,087,019 over the prior year.

Salaries and benefits have increased $923,929 primarily due to increased corporate activity. The corporate personnel provide accounting and administrative support to other related companies and costs are allocated on an as-used basis (see Related Party Transactions). Personnel costs have fluctuated in 2008 reflecting the increased attention to corporate activities and less involvement required with other related parties. Also, classification of discontinued operations accounted for $324,896 of the increased expense in 2008.

Stock based compensation expense increased by $739,326. During the year ending December 31, 2008, 2,170,000 options were granted of which 360,000 vested immediately compared to 1,185,000 options granted during the comparable period in 2007 with no immediate vesting.

Consulting and communication increased $514,340 during the year primarily from consulting services associated with the on-going SOX 404 process review, tax services and other professional services.

Other expenses (net) reflect the net cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property and subsequently. Operating costs have increased reflecting the ramping up of livestock for the new ranch property purchased late in 2007.

Travel costs were significantly higher during the year primarily due to the increased management travel to the Rosemont property.

Increased operating expenses for telecommunications, automobile, donations, memberships and office expenses associated with the increase in the number of employees and corporate activity contributed to the increase of $167,092 in office and sundry expense over the comparable period.

Accounting and audit increased $171,497 due primarily to additional work required to test the internal controls over financial reporting as part of the SOX 404 process.

Insurance increased $58,231 due to increased coverage for Directors’ and Officers’ liability insurance and insurance for expanded activity at the ranches.

During the first half of 2008, Augusta incurred $127,526 in recruitment fees and relocation expenses to assemble the operating team for the Rosemont project. The recruitment process was initiated in the last quarter of 2007 at a cost of $34,410.

Rent increased during the year due primarily to the reclassification of $62,261 from the comparable year to discontinued operations. Additionally during the year, rent increased $39,181 due to increased leased rates in both the Denver and Vancouver office over the comparable period in 2007.

A reduction of $113,659 in investor relations expenditures occurred during 2008 due to timing of investor programs. During 2007, Augusta undertook several media coverage programs to actively market the Company to institutional and other shareholders and potential shareholders.

Augusta Resource Corporation	12

Management’s Discussion and Analysis for the year ending December 31, 2008

Filing and regulatory expenses decreased $23,026 from the comparable year. Additional expenses were incurred in 2007 for the expanded equity base as a result of the June 2007 private placement.

Directors’ fees increased in 2008 due to additional committee involvement, timing of recognition of services and increased fee base in line with the market.

Increased corporate activity and new personnel contributed to the increased investment made in capital assets as reflected in the increased amortization expense of $54,583.

With the completion of the feasibility study in August 2007, Augusta initiated a drilling program designed to identify additional resources outside of the Rosemont deposit and incurred exploration expenses of $321,712. The focus of the drilling program changed in 2008 to further explore the Rosemont deposit to supplement the Updated Feasibility Study issued in January 2009. During 2008 all drilling expenditures within the Rosemont deposit were capitalized.

For the year ending December 31, 2008, Augusta reported interest and other income (net) of $80,425, a decrease of $687,645 over the previous year. This decrease was due to lower interest earned on decreased cash balances.

The foreign exchange gain increased by $2,412,777 over the previous year to reflect the strengthening of the Canadian dollar on our Canadian dollar denominated assets.

Interest and finance charges consist of accrued interest on the Sumitomo operating facility entered into in June 2008, interest accretion on a February 2007 promissory note for the purchase of land for the water-well field and pump station and bank charges. Interest and finance charges increased $69,263 during the year due primarily to a full year’s accretion expense of on the promissory note and accrued interest on the Sumitomo operating facility.

On May 1, 2007, Augusta entered into a Letter of Intent (“LOI”) with Ely respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, Augusta reclassified the consolidated results of DHI Minerals to discontinued operations. Following regulatory approval, the transaction with Ely closed on February 29, 2008.

Augusta Resource Corporation	13

Management’s Discussion and Analysis for the year ending December 31, 2008

Comparison of the years ending December 31, 2007 and 2006

	2007	2006	Change

Expenses
Salaries,benefits and bonuses	$1,804,875	$1,582,314	$(222,561)
Stock based compensation	1,638,728	1,492,837	(145,891)
Legal fees	864,478	99,353	(765,125)
Exploration expense	321,712	-	(321,712)
Travel	292,366	267,467	(24,899)
Investor relations	259,956	202,962	(56,994)
Consulting and communication	255,119	103,891	(151,228)
Other expenses (net)	227,262	190,327	(36,935)
Filing and regulatory	174,839	208,174	33,335
Office and sundry	130,399	41,224	(89,175)
Insurance	100,944	69,672	(31,272)
Accounting and audit	75,101	140,303	65,202
Directors' fees	59,184	20,019	(39,165)
Rent	48,907	58,430	9,523
Amortization	33,311	7,147	(26,164)
Recruitment fees	34,096	33,356	(740)
Fiscal and advisory services	25,142	27,602	2,460
Write-off of mining assets	-	275,803	275,803

Loss from operations	(6,346,419)	(4,820,881)	(1,525,538)
Interest and other income	768,070	559,278	208,792
Debt issuance costs	-	(238,992)	238,992
Foreign exchange (loss) gain	(240,479)	57,298	297,777
Interest and finance charges	(169,742)	(703,132)	533,390

Loss from continuing operations	(5,988,570)	(5,146,429)	(842,141)
Loss from discontinued operations, net of tax	(1,664,213)	(734,116)	(930,097)
Net Loss for the year	$(7,652,783)	$(5,880,545)	$(1,772,238)

Loss from operations for the year ending December 31, 2007 was $6,346,419, an increase of $1,525,538 from 2006. The net loss for 2007 was $7,652,783, an increase of $1,772,238 from the prior year. Both increased loss amounts reflect a higher level of corporate and project development activity that Augusta has undertaken over the past couple years as well as legal costs related to the ASARCO litigation defense. An additional loss of $1,234,694, net of tax, was recorded in 2007 for the discontinued operations following the assessment of an asset impairment based on the anticipated proceeds from the sale to Ivana.

Salaries and benefits increased $222,561 reflecting the full staff complement for the year as compared to 2006 when senior employees were hired in the latter half of the year. The Vancouver employees also have responsibilities with other publicly traded unrelated companies, which results in a sharing of common costs including salaries based on time spent.

The stock based compensation expense increased by $145,891 due to the number and fair value of options granted during the year and the vesting pattern of the underlying stock options that gave rise to the compensation expense resulting in fluctuations in this expense on an annual basis.

Augusta Resource Corporation	14

Management’s Discussion and Analysis for the year ending December 31, 2008

The increase in legal expenses of $765,125 was attributable to the litigation expense associated with the Company defending the Rosemont property ownership challenged by the ASARCO creditors.

With the completion of the Augusta 2007 feasibility study, Augusta initiated a drilling program designed to identify additional resources near the Rosemont deposit. During the six-months ended December 31, 2007, the Company incurred $321,712 on exploration expense.

Augusta actively targeted the US retail investor group this year through radio, television and webcast forums increasing investor relations expense by $56,994 over the prior year. The increased exposure to the market resulted in additional coverage from three new institutional research analysts.

Consulting and communication increased $151,228 during the year primarily from consulting expenses associated with the on-going SOX 404 process review, outsourcing tax planning and compliance and professional services obtained to review compensation levels specific to key groups within the organization.

Other expenses (net) reflect the cost of operating and maintaining working ranches acquired with the acquisition of the Rosemont property. Operating costs include the full year salaries of the Ranch manager and Ranch hand both staffed mid-year in 2006. The full year employment accounts for the increase in other expenses of $36,935 during the current year.

Filing and regulatory expenses in 2006 were $33,335 higher than the current year due to the additional expenses associated with the initial listing on the Toronto and American Stock Exchanges.

Increased operating expenses for telecommunications, automobile expenses and professional memberships associated with the increase in the number of employees and corporate activity contributed to the increase of $89,175 in office and sundry expense over the prior year.

Increased insurance coverage for Directors’ and Officers accounted for the $31,272 increase during the year.

Accounting and audit decreased by $65,202 due to the timing of services provided.

The Vancouver office shares space with other publicly traded unrelated companies resulting in a decrease in the rent expense of $9,523.

Amortization expense increased $26,164 reflecting the increased investment made in capital assets during the year.

During 2006 Augusta determined, after completion of a geological assessment, that it would not complete the option agreement to purchase the Lone Mountain property in New Mexico. As a result capitalized costs totaling $275,803 were written off in the second quarter of 2006.

The increase in interest income to $208,792 during the period resulted from increased bank balances from equity funds raised during the period and the investment of these funds in short term investments.

Debt issue costs of $238,992 recorded in 2006 relate to costs incurred on the issuance of the convertible debenture in June 2005, half of which was repaid on December 1, 2005 (C$3 million) and the remainder on June 1, 2006.

Augusta Resource Corporation	15

Management’s Discussion and Analysis for the year ending December 31, 2008

The foreign exchange loss of $240,479 reflects the exchange loss realized on the US dollar marketable investment acquired in September 2007 partially offset by gains recognized on US dollar denominated liabilities, primarily the promissory note issued on the acquisition of the land purchased in February 2007.

Interest and finance charges to December 31, 2007 were $169,742 compared with $703,132 in the prior year. In 2007 Augusta entered into an agreement for the purchase of land for a water-well field and pump station. The purchase agreement included the assumption of a promissory note bearing 8% interest. For the year ended December 31, 2007 Augusta recorded $153,041 interest expense on the promissory note and $16,701 of bank charges and interest. The 2006 amount is comprised of $696,080 of accretion interest on the convertible debenture, which was repaid on June 1, 2006, and $7,052 of bank charges and interest.

On May 1, 2007, Augusta entered into a Letter of Intent (“LOI”) with Ely respecting the sale of Augusta’s interest in the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the transaction is subject to regulatory approvals; the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As the fair value of the compensation recorded is less than the net book value of the assets being sold, at the 2007-year end, the Company recorded an asset impairment charge of $1,234,694, net of taxes.

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2008 and 2007 are as follows:

			Net loss per
	Interest and		share basic
	other income	Net loss	&diluted
Dec 2008	$(367,416)	$(3,370,923)	$(0.04)
Sep 2008	$11,675	$(2,718,246)	$(0.03)
Jun 2008	$(98,006)	$(3,128,345)	$(0.04)
Mar 2008	$534,172	$(2,311,068)	$(0.02)
Dec 2007	$308,678	$(3,601,623)	$(0.04)
Sep 2007	$342,897	$(1,900,655)	$(0.02)
Jun 2007	$58,451	$(835,316)	$(0.01)
Mar 2007	$58,044	$(1,315,189)	$(0.02)

Liquidity

Augusta’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s valuation.

On February 29, 2008 the sale of Augusta’s interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely closed. In accordance with the definitive agreement completed in November 2007, the consideration for the sale is $6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of C$0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with $1,625,000 paid on closing and an additional $1,000,000 payable each 12 months thereafter. On February 25, 2009 Augusta received the first installment payment of $1,000,000.

Augusta Resource Corporation	16

Management’s Discussion and Analysis for the year ending December 31, 2008

Combined payments of $10.1 million for the future delivery of a SAG mill and two ball mills needed for construction of the Rosemont mine were made in January and June 2008. During the second quarter the first payment of C$1,077,325 (€0.7 million) for the future supply of three gearless mill drives was made in May 2008 with the second payment of C$3,028,116 (€2.1 million) in August 2008. During the third quarter, combined payments of $3.6 million for the future delivery of three electric mining shovels and a gyratory crusher were made in August and September. All 2008 required payments for long-lead equipment have been made. On January 14, 2009 $5.3 million was drawn on the loan facility to cover the first installment against the 2009 commitment for the SAG mill and two ball mills.

Also during 2008, $1,125,700 was spent on water rights payments for water delivered into the local aquifer to be accessed at a later date during operations, $234,320 for vehicles for the Rosemont project and $213,808 for new capital asset additions.

Land was acquired during the third quarter for $950,000, in the first quarter Augusta purchased a property for $1,204,835 and placed a non-refundable deposit of $100,000 on another property, in total, funds of $2,304,097 were used to acquire land for water pumping purposes. In February 2008 Augusta made the first of five annual payments of $556,945 on the promissory note held in connection with the land acquired in February 2007. On February 18, 2009 Augusta paid the second annual payment of $556,945. During 2008 the Company spent $19,753,244 on deferred development expenditures.

Cash used in operations totaled $7,473,189. Augusta’s cash position as at December 31, 2008 was $7,563,190 compared with $25,895,149 as of December 31, 2007, a decrease of $18,331,959 after accounting for an unfavourable exchange rate change of $1,579,756 on cash equivalents held in Canadian dollars. Augusta’s working capital as at December 31, 2008 was $5,057,074 compared with working capital of $29,251,237 as at December 31, 2007, a decrease of $24,194,163.

Augusta had $35,692,184 in long-term liabilities as of December 31, 2008 compared with $1,853,983 on December 31, 2007. The 2008 long-term liabilities consist of a promissory note, the Sumitomo loan facilities and an accrual for the ASARCO production payment.

As at December 31, 2008, the outstanding balance on the promissory note, bearing interest at 8%, for the purchase of a 53-acre parcel of land south of Tucson for use as a water-well field, pump station, and possible water recharge location was $1,988,117, of which $556,945 was current.

On June 17, 2008 Rosemont entered into a loan agreement with Sumitomo. The material terms of the facility are that Sumitomo will provide $40 million to be drawn down by Rosemont over the 12-month period ending June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the Rosemont common shares against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. As at December 31, 2008, the amount owing on the Sumitomo loan facilities was $31,661,012 of which $31,043,964 was principal and $617,048 was accrued interest.

The Company reached an agreement with ASARCO, under the Terms of Settlement, that on commencement of commercial mine operations at the Rosemont property, Augusta will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement agreement, Augusta has the right of a preproduction, pre-payment option for these annual payments at the net present value of the

Augusta Resource Corporation	17

Management’s Discussion and Analysis for the year ending December 31, 2008 aggregate annual payments, using an agreed 18% discount rate. The Company has accrued $2.6 million relating to this settlement.

Augusta will continue to fund its current obligations with existing cash until the Company secures a funding source through its discussions with a number of financial institutions and intermediaries.

The following table lists as of December 31, 2008 information with respect to Augusta’s known contractual obligations.

	Payments due by period
		Less than 1	1 -3	More than 3
Contractual Obligations	Total	year	years	years
Accounts payable and accrued liabilities (1)	$3,766,284	$3,766,284	$-	$-
Notes and loan facility (2)	34,261,012	556,945	33,704,067	-
Long-lead equipment (3)	113,951,911	-	113,951,911	-
ASARCO production payment (4)	2,600,000	-	2,600,000	-
Operating lease obligations (5)	270,799	102,883	167,916	-
Engineering, Procurement and Construction Management [6]	55,071,044	-	55,071,044	-
Total	$209,921,049	$4,426,111	$205,494,938	$-

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)

$2,223,720 promissory note for the purchase of a 53 acre parcel of land south of Tucson for a well field, pump station, and as a possible water recharge location. The promissory note bears interest at 8% and requires 4 equal payments for principal and interest of $556,945 on the February 20 anniversary date commencing February 2008. Also, $18,043,964 has been drawn on the loan facility with Sumitomo plus accrued interest for the purchase of long-lead equipment.

(3)

Augusta has signed agreements and letter awards for long-lead equipment. Provisions in the agreements allow the Company under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event Augusta does not make the necessary progress payments through to completion of the contract amounts paid to date are not refundable.

(4)

Augusta reached an agreement with ASARCO settling the ownership issue with Rosemont. Under the Terms of Settlement, Augusta will pay ASARCO certain specified annual production payments, without interest. Augusta has the right of a pre-production, pre-payment option for these annual payments at the net present value of the aggregate payments, using an agreed 18% discount rate.

(5)

Represents Glendale office rent of $6,900 per month, under a 36 month lease agreement expiring on September 30, 2011 and $1,100 per month for lodging premises in Tucson, under a 12 month lease agreement expiring on September 30, 2009 and Office equipment for approximately $1,000 per month expiring in August of 2011.

(6)	Represents engineering, procurement and construction management services contract with M3 Engineering & Technology Corporation for the Rosemont project.

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total $10.1 million, 2009 - $11.6 million and 2010 - $7.2 million. To December 31, 2008 all of the 2008 required payments have been made. On January 14, 2009 $5.2 million was drawn on the loan facility to cover the first installment against the 2009 commitment.

On April 8, 2008 the Company announced the signing of a Letter Award with ABB Switzerland Ltd. for the supply of three gearless mill drives for $37.6 million (€27.3 million). Payments required in 2008 total $3.3 million (€2.7 million), 2009 - $26.6 million (€19.1 million) and 2010 - $7.7 million (€5.5 million). To December 31, 2008 all of the 2008 required payments had been made.

On April 17, 2008 the Company announced the signing of an engineering, procurement and construction management contract with M3 Engineering & Technology Corporation (“M3”). Total payments over the life of the contract are expected to total approximately $56 million and

Augusta Resource Corporation	18

Management’s Discussion and Analysis for the year ending December 31, 2008 will be incurred as services are rendered by M3. To December 31, 2008 payments of $0.9 million have been made.

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.6 million with payments in 2008 totaling $0.7 million $0.6 million, 2009 - $0.6 million, 2010 - $5.1 million and 2011 –$2.3 million. The 3 shovels are being purchased from Bucyrus International Inc for total commitments of $63.8 million with payments in 2008 totaling $3 million, 2009 - $11.7 million and 2010 - $49.1 million. To December 31, 2008 all of the 2008 required payments had been made. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2010.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon the anticipated receipt of the Record of Decision expected in late 2010.

Capital Resources

Augusta has no revenue from operations and does not expect to generate any revenue from operations until completion of construction and commencement of operations. Augusta will require additional capital to fund future business plans.

During the next year Augusta anticipates that it will require capital of $41 million for the following:

  Consulting and other fees to advance the EIS and for other permitting activities - $4.4 million.
  Engineering and geological expenditures to advance the Rosemont -$1.3 million.
  The purchase of land to be used for water pumping purposes including the ability to deliver water into storage facilities south of the Pima Mine Recharge Project to be accessed at a later time during production, including the purchase of water - $1.1 million.
  Ongoing direct administrative support of Rosemont project for the year - $2.6 million.
  Ongoing administrative expenses for the Company - $4.9 million.
  Amounts will be required as deposits for long-lead time equipment - $26.5 million

Current cash reserves (including the Sumitomo loan facility) will be used to fund ongoing activities as the Company initiates discussions with various financial intermediaries, including potential joint venture partners, with the objective to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process. The Company will monitor its cash flow and operate in a manner to preserve cash by renegotiating deposits for long-lead time equipment and defer other development costs while the Company secures its funding for Rosemont.

Augusta historically has relied upon equity subscriptions to satisfy its capital requirements. The Company may continue to depend upon equity capital to finance its activities. Management continues with its efforts to secure additional debt and equity financing arrangements. Recent market events and conditions worldwide could impede access to capital or increase the cost of capital, which would have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements. There are no assurances that capital requirements will be met by this means of financing.

Augusta Resource Corporation	19

Management’s Discussion and Analysis for the year ending December 31, 2008

Off Balance-Sheet Arrangements

At this time Augusta does not utilize off-balance sheet arrangements.

Transactions with Related Parties

At December 31, 2008, $239,537 (2007 - $195, 069) of accounts receivable was due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable at December 31, 2008 is an amount of $63,153 (2007 - $70,467) due from a company in which a director of the Company has a 25% interest. At December 31, 2008, included in accounts payable and accrued liabilities was $75,290 (2007 - $63,802) due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at fair value.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Critical Accounting Policies

Augusta’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Augusta has financed its capital requirements by issuing common stock, notes payable and other equity securities. There is no certainty that Augusta will be able to raise the funds sufficient to support its business plan. If Augusta cannot raise sufficient capital coupled with the Company’s low current share price, the development of Rosemont is at risk.

The preparation of financial statements in conformity with Canadian GAAP requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and measurement uncertainty include the assessment of valuation impairment of the mineral properties and deferred development expenditures, the determination of the fair value allocation between debt and equity for the convertible debenture issued in June 2005 and the determination of the fair value of the stock based compensation charged to operations. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Augusta follows the practice of capitalizing all costs directly related to acquisition, and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or

Augusta Resource Corporation	20

Management’s Discussion and Analysis for the year ending December 31, 2008 project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for deferred development expenditures represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Augusta followed the fair value approach in determining the allocation between the debt and equity components of the convertible debenture. With the final repayment of the obligation on June 1, 2006 the only remaining impact on the balance sheet is that the equity valuation component totalling $1,220,139 remains credited to contributed surplus. For stock based compensation (including stock options) and for the valuation of warrants issued by the Company, the Black-Scholes option pricing model is used to determine the fair value of the particular instrument. This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price. The Company relies on historical information as the basis for these assumptions.

Augusta’s functional and reporting currency is the U.S. dollar. Translations undertaken in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent U.S. dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements is reflected in the statement of operation and deficit.

Changes in Accounting Policies including Initial Adoption

Augusta adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 1400 – Going Concern, Section 3031 – Inventories, and Sections 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008. Other than additional financial statement footnote disclosures, the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on the January 1, 2008 the Company also adopted the CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Accounting Policies to be Implemented Effective January 1, 2011

International Financial Reporting Standards

In February 2008, the Canadian Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual agreements, capital requirements and compensation arrangements.

During the first quarter of 2009, the Company will commence the scoping and planning of its changeover plan. The Company will assess the resource and training requirements for the

Augusta Resource Corporation	21

Management’s Discussion and Analysis for the year ending December 31, 2008 project. Four phases of the conversion plan have been identified: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase will establish a project team, mobilize organizational support for the conversion plan, obtain stakeholder support for the project, identify the major areas affected and develop a project charter, implementation plan and communication strategy. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Company will continue to monitor changes in IFRS throughout the duration the implementation process and assess their impacts on the company and it’s reporting.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes, loans and advances as reflected in the balance sheet approximate their fair values. Other than the long-term receivable from Ely, which Augusta continues to monitor, the Company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report Augusta had an unlimited number of common shares authorized for issuance, with 88,734,261 common shares issued and outstanding. From December 31, 2008 to the date of this report 1,690,000 options were granted, 437,084 were cancelled and no options were exercised.

Risks and uncertainties

An investment in Augusta's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in Augusta's common shares. The risks described below are not the only ones faced. Additional risks that Augusta believes are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

Augusta has a history of losses and anticipates it will continue to incur losses for the foreseeable future.

Augusta has historically incurred losses as evidenced by the consolidated statements of operations contained in the Consolidated Financial Statements. Augusta incurred losses of $11,528,582, $7,652,783 and $5,880,545 for the years ended December 31, 2008, 2007 and 2006, respectively and has accumulated losses of $37,673,518.

Augusta’s efforts to date are focused on acquiring, exploring and advancing mineral properties to a development decision. Augusta does not anticipate that it will earn any revenue from operations until its properties are placed into production, which is not expected to be for several years, if at all.

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Management’s Discussion and Analysis for the year ending December 31, 2008

Augusta will require additional capital to fund future business plans.

As of December 31, 2008, Augusta had working capital of $5,057,074. The Company has no revenue from operations and does not expect to generate any revenue from operations in the foreseeable future. Although Augusta anticipates the current cash balance will provide sufficient funding for our operating activities, the planned activities for the year anticipate significant Rosemont expenditures in excess of current cash reserves. Augusta will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long lead-time mining equipment. Management’s current plan will require approximately $41 million of additional funding in 2009. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of property interests (as existing or as proposed to be acquired).

Augusta has historically depended on distributions of securities to fund working capital and funding requirements

Historically, the principal source of funds available to Augusta has been through the sale of common shares. During the year ended December 31, 2008 the Company secured a $40,000,000 loan facility. However, during the years ended December 31, 2007 and 2006, Augusta raised approximately $34,379,000 and $38,971,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to the Company’s existing shareholders. In addition, the unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company’s common shares.

At December 31, 2008, Augusta did not have any convertible securities outstanding other than 7,291,216 common share purchase options at an average exercise price of C$2.44. As a consequence of the passage of time, 4,206,206 common share purchase options were vested and do not have any hold period restrictions as at December 31, 2008.

Augusta could lose its only material property upon an event of default under the loan agreement with Sumitomo.

The $40,000,000 loan agreement between Augusta’s wholly owned subsidiary Rosemont Copper Company and Sumitomo is secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the loan agreement by the Company, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Sumitomo may be entitled to settle the Company’s amounts due by taking possession of the common shares and assets of Rosemont Copper Company and selling, leasing, or disposing of such collateral including the Rosemont property. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Interest owed under the loan agreement with Sumitomo may increase and impair Augusta’s ability to repay the loan.

Repayment of the loan agreement with Sumitomo, which will expire in June 2010, is for the principal amount drawn down from the $40,000,000 loan facility plus interest at a rate of LIBOR

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Management’s Discussion and Analysis for the year ending December 31, 2008

+1.50% . An increase in LIBOR will increase the amount owed by the Company to Sumitomo and could impair the Company’s ability to repay the loan. Factors affecting LIBOR, including the credit and financial markets, are beyond the control of the Company. Such an increased repayment amount could significantly decrease the Company’s available working capital, forcing the Company to focus on repayment of the loan rather than exploration and development. Further, if the Company is unable to meet its repayment obligations under the loan agreement, the Company may be forced to sell some of its assets or face default, which could result in the Company’s shareholders losing their investment.

Augusta may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of its shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

Augusta has no history of production and may never place any of its properties into production.

None of Augusta’s properties are in commercial production and the Company has never recorded any revenues from mining operations. Augusta expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund

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Management’s Discussion and Analysis for the year ending December 31, 2008 continuing operations. The development of mining operations on any of Augusta’s properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of the Company’s properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond the Company’s control. Augusta may not generate any revenues or achieve profitability.

Augusta’s exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. Augusta is currently advancing detailed engineering work in preparation for construction. The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;

  availability of exploration permits;

  the quality of management and the Company’s geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Exploration, development and mining involve a high degree of risk.

Augusta’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability.

Augusta may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral

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Management’s Discussion and Analysis for the year ending December 31, 2008 producing countries throughout the world. Metal prices fluctuate in response to many factors and cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of Augusta’s investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated

Augusta’s decision to proceed with the development of the Rosemont mine was based on economic projections determined as part of the August 2007 feasibility study process and later supported by the Updated Feasibility Study process. Included in these projections were estimates for metal production and capital and operating costs. No assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on Augusta’s future cash flows, profitability, results of operations and financial condition.

Augusta’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect Augusta’s assets

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Management’s Discussion and Analysis for the year ending December 31, 2008

Augusta may be involved in disputes with other parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty. If Augusta is unable to resolve these disputes favorably, it may have a material adverse impact on Augusta’s financial performance, cash flow and results of operations. Subsequent to year end Augusta settled the suit filed by ASARCO LLC in the US Bankruptcy court for the Southern District of Texas, Corpus Christi Division with regard to the Rosemont property. The proceeding sought the return of the Rosemont property. Had Augusta not settled the suit there would have been significant uncertainty surrounding Augusta’s efforts to advance and develop the Rosemont property in addition to the potential additional cost of court fees, experts and other expenses.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised the commercially reasonable due diligence with respect to determining title to properties it owns, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at Augusta’s Rosemont property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

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Management’s Discussion and Analysis for the year ending December 31, 2008

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Augusta’s operations are subject to environmental risks.

All phases of Augusta’s operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Augusta cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations, if any. Environmental hazards may exist on the properties on which Augusta holds or will hold interests which are unknown at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Management’s Discussion and Analysis for the year ending December 31, 2008

Production, if any, at Augusta’s mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems Augusta may then become subject to liability for hazards or for cleanup work that may not be insured against.

Augusta’s stock price is subject to volatility

Recent upheavals in the global financial markets and the subsequent drop in commodity prices created a steep decline in Augusta’s stock price. During the year ended December 31, 2008, Augusta’s share price ranged from C$0.43 to C$6.96 per share on the TSX and from $0.39 to $6.95 on NYSE Amex. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to its exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges, on which Augusta trades, suggest the Company's shares will continue to be volatile.

Augusta does not insure against all risks.

Augusta’s insurance will not cover all the potential risks associated with a mining company’s operations. Augusta may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Augusta or other companies in the mining industry on acceptable terms. Augusta might also become subject to liability for pollution or other hazards which may not be insured against or which Augusta may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Augusta competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. Augusta faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Augusta. As a result of this competition, Augusta may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Augusta is dependent on key personnel.

Augusta’s success depends on its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Augusta’s ability to manage exploration and development activities, and hence manage success, will depend in large part on the efforts of these individuals. Augusta faces intense competition for qualified personnel, and cannot be certain it will be able to attract and retain such personnel.

Augusta’s officers and directors may have potential conflicts of interest

Augusta’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in

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Management’s Discussion and Analysis for the year ending December 31, 2008 ventures in which Augusta is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, Augusta’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that Augusta’s needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not Augusta will participate in a particular program and the interest therein to be acquired by it, it is expected that the Company’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

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Management’s Discussion and Analysis for the year ending December 31, 2008

Augusta provides indemnity and protection to its directors and officers

Section 7 of Augusta’s By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

Thus, Augusta may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

          In the event that an investment in Augusta’s shares is for the purpose of deriving dividend income or in expectation of an increase in market price of shares from the declaration and payment of dividends, an investment will be compromised because Augusta does not intend to pay dividends.

Augusta has never paid a dividend to shareholders and intends to retain cash for the continued development of the business. Augusta does not intend to pay cash dividends on its common stock in the foreseeable future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell shares in a secondary market.

Increased costs and compliance risks as a result of being a public company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Augusta anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the NYSE Amex and the TSX. Augusta expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that Augusta will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause Augusta to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. Augusta also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Augusta to attract and retain qualified individuals to serve on its board of directors or as executive officers. If Augusta fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to

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Management’s Discussion and Analysis for the year ending December 31, 2008

Augusta is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of Augusta’s disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by Augusta under US and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Management’s Report on Internal Control over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of Augusta’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ending December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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